SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              Hartmarx Corporation
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                       (Name of Subject Company (Issuer))


                            The Lincoln Company LLC
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                       (Name of Filing Persons (Offeror))


                                  Common Stock
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                         (Title of Class of Securities)


                                   417119104
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                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
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                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation                             Amount of Filing Fee
              N/A                                              N/A
--------------------------------------------------------------------------------

___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________    Filing Party:________________________

Form or Registration No.:_____________    Date Filed:___________________________

 X   Check the box if the filing relates  solely to  preliminary  communications
---  made before the commencement of a tender offer.

___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

Contact:  Robert D. Siegfried
          Hope Sidman
          Kekst and Company
          (212)  521-4800

                             FOR IMMEDIATE RELEASE


                     THE LINCOLN COMPANY LLC TODAY RESPONDS
                         TO HARTMARX'S AUGUST 14 LETTER

New York , New York, August 15, 2001 - The Lincoln Company LLC today responded to letter dated August 14 from Elbert O. Hand, Chairman and Executive Officer of Hartmarx Corporation, and criticized Hand for continuing his pattern of delay and distraction.

The Lincoln Company LLC reiterated its commitment to pursue as expeditously as possible the completion of its offer to acquire all of the outstanding common stock of Hartmarx Corporation at $4.50 per share cash.

August 15, 2001


Mr. Elbert O. Hand
Chairman and Chief Executive Officer
Hartmarx Corporation
101 North  Wacker Drive
Chicago, IL  60606


Dear Mr. Hand:

We are disappointed with your response of August 14 as you have continued the pattern of delay and distraction that has been evident ever since we met in New York. We would have expected that you honor the clear and unequivocal preference of your shareholders who have noted their approval by their trades in HMX common since the announcement of our Offer.

The four requests contained in your letter, while under other circumstances might be appropriate, are nothing more than a continued denial by you of the reality that the Board should be allowed to deal with us on our offer, unfettered of ego and failure, so as to maximize the interests of Hartmarx's shareholders, employees and customers.

Our due diligence can be conducted in as short a period of three weeks, provided HMX management cooperates. Our due diligence will be at our expense and will be covered by an appropriate confidentiality agreement, which our lawyers and yours could readily complete. We are prepared to negotiate the scope of the due diligence as well as part of these discussions. Simultaneously, we could negotiate the acquisition, merger and tender agreement, complete our HSR filings and move towards a Closing.

As for our equity and financing, our offer is for $4.50 a share, ALL CASH, all as outlined in our letter of August 13, 2001. We previously provided you with evidence of our ability to complete a transaction, which you ignored. As a matter of fact, we understand that you, as part of your campaign to derail our efforts , have told others that UNITE would not support or favor our Company's acquisition of Hartmarx.. You knew then as you know now that such an assertion is untrue.

At the appropriate time we will file all of the required filings and disclosures and will comply with all of our legal obligations.

We again urge the Board to meet with us, our bankers and attorneys as soon as possible to heed the direction of your shareholders. Please do not continue to delay or hinder this process.

We are committed to completing this transaction. We view our offer as in the best interests of Hartmarx, its shareholders, employees and customers. We await your call as to the time and place of a meeting.

                                            Sincerely,


                                            /s/ Spender Hays

                                            Spencer Hays
                                            The Lincoln Company LLC


cc:  Board of Directors


Investors and security holders are strongly advised to read the business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission
(SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov

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